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Series Portfolios Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202
July 25, 2025
Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Series Portfolios Trust (the “Trust”) Equable Shares Hedged Equity ETF (the “Fund”) File Nos. 333-206240 and 811-23084
Dear Ms. Rowland:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S.
Securities and Exchange Commission with respect to Post-Effective Amendment No. 218 to the Trust’s
Registration Statement on Form N-1A filed June 3, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment.
Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please confirm that the Trust will be filing an N-14 with respect to the Reorganization identified in the Prospectus.
Response:The Trust responds by confirming that the Trust will be filing an N-14 Information Statement/
Prospectus with respect to the Reorganization.
Comment 2.In the narrative discussion immediately preceding the Bar Chart, the disclosure references the Predecessor Fund throughout both paragraphs. Please consider referring to the
“Predecessor Fund” as the “Fund” throughout the second paragraph.
Response:The Trust responds by making the requested revision.
Comment 3.The Staff notes that under the disclosure under the heading “The Trust” on page B-4 of the
SAI states the Predecessor Fund commenced operations on June 1, 2019. However, the
Predecessor Fund’s SAI indicates that between May 29, 2018 and May 15, 2019, the Fund was named Equable Shares Small Cap Fund (Series 2), and between May 15, 2019 and July
1, 2020, the Fund was named Equable Shares Large Cap Fund. Please supplementally explain the discrepancy or revise the disclosure.
Response:The Trust responds by supplementally explaining that the Predecessor Fund completed registration effective March 29, 2018 under the name “Equable Shares Small Cap Fund (Series
2).” However, the Fund did not commence operations until June 1, 2019, by which time it had been renamed “Equable Shares Large Cap Fund.” The Predecessor Fund then, on July 1, 2020, was renamed “Equable Shares Hedged Equity Fund.”
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Comment 4.In the Additional Information Regarding Fundamental Investment Restrictions section, the disclosure indicates that “As a result, the foregoing fundamental investment restrictions may be interpreted differently over time as the statute, rules, regulations, or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no shareholder vote will be required or sought when such changes permit or require a resulting change in practice.” Please add the following: “unless such a vote is required under the Fund’s policies and procedures or under the rules of the applicable federal securities laws.”
Response:The Trust responds by making the requested revision.
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If you have any questions regarding the above response, please do not hesitate to contact me at 414-516-1652 or
adam.smith6@usbank.com.
Sincerely,
/s/ Adam W. Smith
Adam W. Smith
Secretary
CC: JoAnn Strasser, Thompson Hine LLP